UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File No. 001-38612

ELECTRAMECCANICA VEHICLES CORP.
(Translation of registrant's name into English)

102 East 1st Avenue
Vancouver, British Columbia, V5T 1A4, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Item 5.02Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

Effective on July 13, 2020, the Board of Directors, after having received the agreement of Baljinder Bhullar to do so and due to the ever-increasing workload for ElectraMeccanica Vehicles Corp. (the “Company”) which had previously been undertaken by Ms. Bhullar in her various positions within the Company, which includes that of Chief Financial Officer, Corporate Secretary and a Director of the Company, replaced Ms. Bhullar as the Corporate Secretary by appointing Isaac Moss as the Corporate Secretary.

As a result, the Company’s current directors and executive officers are as follows:

NamePosition

Michael Paul RiveraChief Executive Officer and a director;

Henry ReisnerPresident, Chief Operating Officer and a director;

Bal BhullarChief Financial Officer and a director;

Steven SandersChairman and a director;

Jerry KrollDirector;

Luisa IngargiolaDirector;

Joanne YanDirector ;

Peter SavagianDirector ;

Isaac MossChief Administrative Officer and Corporate Secretary.

Also, effective on July 22, 2020, the Board of Directors appointed Peter Savagian as the new Chair of the Compensation Committee and appointed Joanne Yan as the new Chair of the Nominating and Corporate Governance Committee.

As a result, the Company’s various committees of the Board of Directors are comprised as follows:

Audit Committee

Luisa Ingargiola (Chair)

Steven Sanders

Peter Savagian

Joanne Yan

Compensation Committee

Luisa Ingargiola

Steven Sanders

Peter Savagian (Chair)

Joanne Yan

Nominating and Corporate Governance Committee

Steven Sanders

Luisa Ingargiola

Peter Savagian

Joanne Yan (Chair)

Corporate Disclosure Committee

Steven Sanders (Chair)

Luisa Ingargiola

Peter Savagian

Joanne Yan

The information in Item 5.02 of this Report of Foreign Private Issuer on Form 6-K is incorporated by reference into (i) our registration statement on Form F-3 (333-227883), originally filed on October 18, 2018, and the prospectus supplement thereto filed on July 14, 2020, and (ii) our registration statement on Form F-3 (333-229562), originally filed on February 8, 2019, and the prospectus thereto filed on March 1, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 23, 2020.	ELECTRAMECCANICA VEHICLES CORP. By: /s/ Baljinder K. Bhullar Name:Baljinder K. Bhullar Title:Chief Financial Officer and a director

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